Exhibit 5

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF JANUARY 10, 2012

This section provides information that supplements the information about Colombia contained in Colombia’s Annual Report on Form 18-K for its fiscal year ended December 31, 2010, filed with the SEC on October 3, 2011, as the Annual Report may be amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report, as it may be amended from time to time, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

SELECTED COLOMBIAN ECONOMIC INDICATORS

	For the Year Ended December 31,
	2006	2007	2008	2009	2010
Domestic Economy
Real GDP Growth (percent)(1)	6.7%	6.9%	3.5%	1.5%	4.3%
Gross Fixed Investment Growth (percent)(1)	18.1	14.4	9.9	(0.8)	7.1
Private Consumption Growth (percent)(1)	6.4	7.3	3.5	0.9	4.3
Public Consumption Growth (percent)(1)	5.6	6.0	3.3	3.5	4.7
Consumer Price Index(2)	4.5	5.7	7.7	2.0	3.2
Producer Price Index(2)	5.5	1.3	9.0	(2.2)	4.4
Interest Rate (percent)(3)	6.3	8.0	9.7	6.1	3.7
Unemployment Rate (percent)(4)	11.8	9.9	10.6	11.3	11.1

	(millions of U.S. dollars)
Balance of Payments
Exports of Goods (FOB)(5)	$23,930	$29,381	$37,095	$32,563	$39,546
Oil and its derivatives(5)	6,328	7,318	12,204	10,254	16,483
Coffee(5)	1,461	1,714	1,883	1,543	1,884
Imports of Goods (FOB)(5)	23,975	30,088	36,320	30,510	37,508
Current Account Balance(5)	(2,988)	(6,018)	(6,923)	(5,011)	(8,855)
Net Foreign Direct Investment(5)	5,558	8,136	8,342	4,049	352
Net International Reserves	15,436	20,949	24,030	25,356	28,452
Months of Coverage of Imports (Goods and Services)	6.1	6.7	6.4	7.9	7.3

	(billions of pesos or percentage of GDP)
Public Finance(6)
Non-financial Public Sector Revenue(7)	Ps. 169,154	Ps. 196,362	Ps. 193,604	Ps. 204,496	Ps. 214,858
Non-financial Public Sector Expenditures (7)	Ps. 170,485	Ps. 200,129	Ps. 189,884	Ps. 215,110	Ps. 229,445
Non-financial Public Sector Primary Surplus/(Deficit)(8)	12,227	13,072	16,864	4,862	(677)
Percent of Nominal GDP(1)	3.2%	3.0%	3.5%	1.0%	(0.1)%
Non-financial Public Sector Fiscal Surplus/(Deficit)	(3,162)	(4,323)	187	(12, 772)	(16,934)
Percent of Nominal GDP(1)	(0.8)%	(1.0)%	0.0%	(2.5)%	(3.1)%
Central Government Fiscal Surplus/(Deficit)	(13,069)	(11,614)	(11,068)	(20,715)	(21,019)
Percent of Nominal GDP(1)	(3.4)%	(2.7)%	(2.3)%	(4.1)%	(3.8)%
Public Debt (9)
Public Sector Internal Funded Debt (billions of pesos)(10)	Ps. 124,206	Ps. 132,476	Ps. 140,935	Ps. 159,032	Ps. 183,309
Percent of Nominal GDP(1)	32.4%	30.7%	29.3%	31.3%	33.5%
Public Sector External Funded Debt (millions of dollars)(11)	$25,963	$28,113	$28,720	$35,563	$38,253
Percent of Nominal GDP(1)	19.1%	14.1%	12.0%	15.4%	14.0%

1:	Figures for 2009 and 2010 are preliminary.
2:	Percentage change over the twelve months ended December 31 of each year.
3:	Average for each year of the short-term composite reference rate, as calculated by the Superintendencia Financiera (Financial Superintendency).

4:	Refers to the average national unemployment rates in December of each year.
5:	Figures for all years have been calculated according to the recommendations contained in the fifth edition of the IMF’s Balance of Payments Manual. Preliminary figures for 2006 through 2010. Imports and exports of goods do not include “special trade operations.”
6:	All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues. Figures given as a percentage of GDP are calculated using 2005 as the base year for calculating constant prices.
7:	The amounts of transfers among the different levels of the consolidated non-financial public sector are not eliminated in the calculation of consolidated non-financial public sector revenue and consolidated non-financial public sector expenditures and, accordingly, the revenue and expenditure figures included above are greater than those that would appear were such transfers eliminated upon consolidation.
8:	Primary surplus/(deficit) equals total consolidated non-financial public sector surplus/(deficit) without taking into account interest payments or interest income. Figures for 2009 correspond to the Cierre Fiscal GNC 2009 released by Consejo Superior de Política Fiscal (“CONFIS”) (Documento Asesores 04/2010). Figures for 2010 are preliminary.
9:	Figures for 2010 are subject to revision. Exchange rates at December 31 of each year.
10:	Includes peso-denominated debt of the Government (excluding state-owned financial institutions and departmental and municipal governments) with an original maturity of more than one year, and public sector entities’ guaranteed internal debt.
11:	Includes external debt of the Government (including Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial institutions) with an original maturity of more than one year.

Sources: Banco de la República, Ministry of Finance and Public Credit (“Ministry of Finance”), DANE and Consejo Superior de Política Fiscal (“CONFIS”)

Republic of Colombia

Legislative developments

In 2006, Telefonica S.A. purchased 52% of the then state-owned company Colombia Telecomunicaciones S.A. ESP, or Telecom, and renamed the company, Telefonica Telecom. In order to address the pension liabilities of 17,900 retirees of Telecom, on December 14, 2011, Congress approved a law that authorizes the Government to recapitalize Telefonica Telecom, and allow it to merge with a mobile phone operator.

Floods

During the final months of 2010 and the first quarter of 2011, the country was affected by heavy rains and floods caused by “La Niña,” a climate phenomenon originating in the Pacific Ocean that is estimated to have resulted in costs of between Ps. 14 trillion to Ps. 16 trillion to the country. To afford the costs of the emergency and to address its effects during the period of 2011 to 2014, the Government announced a plan consisting of the creation of the Calamity Fund, which will be charged with the short-term expenditures (i.e., humanitarian aid to the affected population and aid in the areas of health, education and housing, among others) and the creation of the Adaptation Fund, which will be charged with the long-term expenditures in reconstruction and adaptation of the infrastructure damaged by the floods. The Calamity Fund, expected to amount to approximately Ps. 6.3 trillion, will be financed through the expansion of the tax base of the wealth tax, the suspension of the gradual elimination of the tax on financial transactions between 2011 and 2014 and from the remainder of FOREC (Fund for the Reconstruction of the Coffee Growing Region after the 1999 earthquake). The Adaptation Fund, which is expected to amount to between Ps. 8 trillion and Ps. 10 trillion, may come from the sale of up to 10% of Ecopetrol’s total shares held by the Government. To permit this sale, on August 2, 2011, the Government submitted to Congress a draft law that will allow the Government to reduce its interest in Ecopetrol to 70%. The draft law will be subject to debate in Congress during the first half of 2012.

Internal security

In recent years, violence and terrorism by guerilla organizations generally have shown a decreasing trend. Incidents of homicides decreased from 17,479 in 2006, to 17,198 in 2007, to 16,140 in 2008, to 15,817 in 2009 and further to 15,459 in 2010. Incidents of kidnapping decreased from 687 in 2006, to 521 in 2007, to 437 in 2008 and further to 213 in 2009, but increased to 282 in 2010. Incidents of terrorism decreased from 646 in 2006 to 387 in 2007, increased to 486 in 2008 and to 489 in 2009 and decreased to 471 in 2010. In November 2011, the Government announced that for the twelve-month period ended October 31, 2011, homicides decreased 4.97%, kidnapping increased 14.4% and incidents of terrorism increased 7.9% as compared to the corresponding twelve-month period ended October 31, 2010. For the ten-month period ended October 31, 2011, homicides decreased 5.4%, kidnapping increased 8.3% and incidents of terrorism increased 11.4%, compared to the corresponding period in 2010.

Internal security issues continue to be a leading challenge faced by Colombia and there can be no assurance that the decrease in criminal activity will continue in the future.

Credit ratings

On March 16, 2011, Standard & Poor’s upgraded Colombia’s foreign currency issuer credit rating to BBB- from BB+ and stated that its outlook is stable. A Standard & Poor’s “BBB” rating indicates that an obligor has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. A Standard & Poor’s rating may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. A Standard & Poor’s rating outlook assesses the potential direction of a long-term credit rating over the intermediate to longer term. In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A Standard & Poor’s outlook of “stable” means that a rating is not likely to change; however, an outlook is not necessarily a precursor of a rating change.

On May 31, 2011, Moody’s upgraded Colombia’s foreign-currency government bond rating to Baa3 from Ba1 and stated that its outlook is Stable. For Moody’s, obligations rated “Baa” are subject to moderate credit risk. They are considered medium grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification. The modifier 3 indicates a ranking in the lower end of the Baa generic rating classification. Moody’s rating outlook is an opinion regarding the likely direction of a rating over the medium term. Where assigned, rating outlooks fall into the following four categories: Positive, Negative, Stable and Developing (contingent upon an event).

On June 22, 2011, Fitch upgraded Colombia’s long-term foreign currency debt rating from BB+ to BBB- and changed its outlook from Positive to Stable. A Fitch “BBB” rating indicates that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity. The modifiers plus (+) or minus (-) sign may be appended to a rating to denote relative status within major rating categories. A Fitch outlook indicates the direction in which a rating is likely to move over a one- to two-year period. Outlooks may be Positive, Stable or Negative. A Positive or Negative outlook does not imply a rating change is inevitable. Similarly, a rating for which outlook is “Stable” could be upgraded or downgraded before an outlook moves to Positive or Negative if circumstances warrant such an action.

Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Colombia’s current ratings and the rating outlooks currently assigned to Colombia are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Colombia. Any adverse change in Colombia´s credit ratings could adversely affect the trading price for the bonds. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. The information above was obtained from information available on the websites of the rating agencies.

Ratings are important to our ability to obtain financing that we need on terms that are favorable to us. Colombia has no control over ratings and the decision to change a rating may have an adverse impact on our funding.

Economy

Gross domestic product

According to preliminary figures, real GDP grew approximately 6.7% in 2006, 6.9% in 2007, 3.5% in 2008, 1.5% in 2009 and 4.3% in 2010. Preliminary figures indicate that real GDP grew approximately 4.7% during the first quarter, 5.1% during the second quarter and 7.7% during the third quarter of 2011. The Government’s current estimate for real GDP growth in 2011 is 5.5%.

During the first quarter of 2011, the sectors that experienced the greatest real growth were mining (9.1%), agriculture, livestock, fishing, forestry and hunting (8.3%), retail, restaurants and hotels (6.2%), transportation, storage and communications (5.8%) and manufacturing (4.7%). The sector that experienced the greatest decrease in real growth was construction (-2.1%).

During the second quarter of 2011, the sectors that experienced the greatest real growth were mining (10.4%), transportation, storage and communications (7.3%), retail, restaurants and hotels (7.1%), and financial institutions, insurance, housing and business activities (5.9%). The sector that experienced the greatest decrease in real growth was construction (-3.4%).

During the third quarter of 2011, the sectors that experienced the greatest real growth were mining (18.4%), construction (18.1%), transportation, storage and communications (8.5%), financial institutions, insurance, housing and business activities (6.6%) and retail, restaurants and hotels (6.4%).

Employment and labor

The following table presents national monthly average rates of unemployment for January 2008 through October 2011, according to the most recent methodology adopted by DANE.

National Monthly Unemployment Rates

	2008	2009	2010	2011

January	13.1%	14.2%	14.6%	13.5%
February	12.0	12.5	12.6	12.8
March	11.2	12.0	11.8	10.8
April	11.1	12.1	12.2	11.2
May	10.8	11.7	12.1	11.3
June	11.2	11.4	11.6	10.9
July	12.1	12.6	12.6	11.6
August	11.2	11.7	11.2	10.1
September	11.0	12.2	10.6	9.7
October	10.1	11.5	10.2	9.0
November	10.8	11.1	10.8	n/a
December	10.6	11.3	11.1	n/a

n/a:	Not available.

Source: DANE.

Foreign Trade and Balance of Payments

Balance of payments

According to preliminary figures, Colombia’s current account registered a U.S. $8,855 million deficit in 2010, compared to a U.S. $5,011 million deficit for 2009. The increase in the current account deficit was mainly due to an increase in imports of consumer goods and intermediate goods and in the increase of income outflows. Income outflows increased primarily due to higher remittances of profits and dividends by foreign companies in Colombia to their head offices abroad. For 2010, the capital account registered a U.S. $11,785 million surplus, compared to a U.S. $6,254 million surplus for 2009. This increase was mainly caused by an increase in net loans as a result of the increase in external indebtedness of the private sector for investing abroad.

According to preliminary figures, Colombia’s current account registered a deficit of U.S. $6,828 million for the nine months ended September 30, 2011, compared to a deficit of U.S. $6,061 million for the same period in 2010. The capital account registered a surplus of U.S. $10,640 million for the nine months ended September 30, 2011, compared to a U.S. $7,753 million surplus for the same period in 2010.

The following table presents preliminary balance of payments figures for the periods indicated:

Balance of Payments(1)

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2009(2)		2010(2)		2010		2011
	(in millions of U.S. dollars)

Current Account
Exports (FOB)
Oil and its Derivatives	U.S.$	10,254	U.S. $	16,483	U.S.$	11,849	U.S.$	20,131
Coffee		1,543		1,884		1,232		1,941
Coal		5,416		6,015		4,573		6,387
Nickel		726		967		702		597
Gold and emeralds(3)		1,625		2,204		1,503		2,016
Non-traditional(4)		12,999		11,993		8,919		10,169

Total Exports		32,563		39,546		28,779		41,241

Imports (FOB)
Consumer Goods		6,098		8,169		5,677		7,449
Intermediate Goods		12,113		15,798		11,623		16,027
Capital Goods		12,300		13,541		9,686		13,891

Total Imports (FOB)		30,510		37,508		26,986		37,367
Special Trade Operations (Net)(5)		493		112		135		10
Trade Balance		2,053		2,038		1,793		3,874
Services (Net)(6)
Inflow		4,202		4,446		3,197		3,656
Outflow		7,023		7,981		5,613		6,620

		(2,821)		(3,534)		(2,416)		(2,964)

Income (Net)(7)
Inflow		1,429		1,531		1,164		1,704
Outflow		10,777		13,476		9,914		13,084

		(9,348)		(11,945)		(8,750)		(11,381)
Transfers (Net)		4,613		4,475		3,178		3,633

Total Current Account		(5,011)		(8,855)		(6,061)		(6,828)
Capital Account
Foreign Direct Investment (Net)(8)		4,049		352		377		6,941
Portfolio Investment (Net)(9)		1,867		1,197		744		3,273
Loans (Net)(10)		147		9,341		5,488		471
Commercial Credits (Net)		(549)		293		686		854
Leasing (Net)(10)		727		16		256		399
Other (Net)(10)		22		593		203		(1,281)
Other Long Term Financing		(8)		(8)		0		(18)
Special Capital Flows (Net)(11)		0		0		0		0

Total Capital Account		6,254		11,785		7,753		10,640
Errors and Omissions		104		205		237		56

Change in Gross International Reserves	U.S. $	1,347	U.S. $	3,136	U.S. $	1,929	U.S. $	3,868

Totals may differ due to rounding.

(1)	Figures for all periods calculated according to the recommendations contained in the 5th edition of the IMF’s Balance of Payments Manual.
(2)	Preliminary.
(3)	Includes gold exports made by private agents (including an estimate of contraband gold transactions).
(4)	Non-traditional exports consist of products other than oil and its derivatives, coffee, coal, nickel, gold and emeralds.
(5)	Principally goods acquired by ships in ports and foreign trade in free trade zones.
(6)	Includes non-financial services, such as transportation, travel, telecommunications, postal, construction, information, personal and government services, as well as commissions paid by the public and private sector on financial services relating to managing external debt.
(7)	Includes financial services and inflows and outflows related to payments for and costs of labor and capital. Financial service outflows include interest payments on private and public external debt and securities, dividend remittances abroad, salaries received by Colombian citizens abroad and interest earnings on assets held by Colombian residents abroad.
(8)	Foreign direct investment in Colombia less Colombian direct investment abroad (outflows). Includes long-term and short-term foreign direct investment.
(9)	Portfolio investment in Colombia less Colombian portfolio investment abroad (outflows). Includes long-term and short-term portfolio investment flows.
(10)	Includes long-term and short-term flows.
(11)	These amounts are not substantial enough to be material. Excludes portfolio investment flows.

Source: Banco de la República—Economic Studies.

According to preliminary figures supplied by DANE, from January through October 2011, exports of goods totaled U.S. $46.3 billion, representing a 42.2% increase over the same period in 2010. For the first ten months of 2011, traditional exports increased by 56.8% primarily due to the increase in exports of oil and its derivatives. Non-traditional exports increased by 17.0% mainly due to the increase in exports of chemicals and precious metals. For the first ten months of 2011, imports of goods totaled U.S. $45.1 billion, representing a 37.1% increase over the same period in 2010. This increase was primarily due to an increase in imports of fuel and capital goods for industry and transportation. For the first nine months of 2011, net foreign direct investment reached U.S. $6.9 billion compared with U.S. $377.0 million over the same period in 2010. The increase was mainly due to a recovery in foreign direct investment in Colombia.

On October 12, 2011, the U.S. Congress approved a free trade agreement with Colombia which President Obama signed into law on October 21, 2011. The free trade agreement will enter into force with the exchange of formal diplomatic notes between the United States and Colombia once each party has determined that the other party is in compliance with the obligations under the agreement. Together with the approval of the free trade agreement, the U.S. Congress approved the extension of the Andean Trade Promotion and Drug Eradication Act, or ATPDEA, until July 2013 with retroactive effect for the seven months during the period when ATPDEA was not in force.

Monetary System

Financial sector

At November 30, 2011, Colombia’s financial sector had a total gross loan portfolio of Ps. 213.0 trillion, compared to Ps. 174.3 trillion at November 30, 2010. Past-due loans totaled Ps. 5.98 trillion at November 30, 2011, as compared to Ps. 5.74 trillion at November 30, 2010, an increase of 4.1%. Past-due loans were 2.8% of total loans at November 30, 2011, as compared to 3.3% at November 30, 2010. Provisions covering past-due loans increased to 163.2% at November 30, 2011 from 151.0% at November 30, 2010.

The aggregate net technical capital (or solvency ratio) of Colombian banks decreased from 14.3% of risk-weighted assets at November 30, 2010, to 13.9% at November 30, 2011. The change in the solvency ratio is a product of an increase in risk-weighted assets from Ps. 184.5 trillion at November 30, 2010 to Ps. 234.8 trillion at November 30, 2011.

The following table shows the results of the financial sector as of, and for the twelve-month period ended, November 30, 2011:

Selected Financial Sector Indicators

(in millions of pesos as of, and for the twelve-month period ended, November 30, 2011)

	Assets		Liabilities		Net Worth		Earnings/ (Losses)
Banks	Ps.	293,625,038	Ps.	255,452,903	Ps.	38,172,135	Ps.	5,310,968
Non Banking Financial Institutions(1)		28,905,193		22,667,175		6,238,018		919,025
Special State-Owned Institutions(2)		37,155,724		31,285,365		5,870,358		340,079

Total	Ps	359,685,955	Ps.	309,405,444	Ps.	50,280,512	Ps.	6,570,072

Totals may differ due to rounding.

(1)	Includes Financial Corporations, Commercial Financing Companies and Coopcentral.
(2)	Includes Financiera Eléctrica Nacional (“FEN”), Banco de Comercio Exterior de Colombia S.A. (“Bancoldex”), Financiera de Desarrollo Territorial (Territorial Development Financing Agency or “FINDETER”), Fondo para Financiamiento del Sector Agropecuario (Agricultural Sector Financing Fund or “FINAGRO”), Fondo Financiero de Proyectos de Desarrollo (Financial Fund for Development Projects or “FONADE”), Fondo Nacional del Ahorro (National Savings Fund or “FNA”), Fondo de Garantías de Instituciones Financieras (Financial Institutions Guarantee Fund or “FOGAFIN”), Fondo de Garantías de Entidades Cooperativas (Cooperative Institutions Guarantee Fund or “FOGACOOP”), Fondo Nacional de Garantías (National Fund of Guarantees or “FNG”) and Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior (Colombian Institute of Educational Credit and Overseas Technical Studies, or “ICETEX”).

Source: Financial Superintendency.

Interest rates and inflation

The average short-term composite reference rate (depósitos a término fijo, or “DTF”) at December 31, 2011 was 5.1%, as compared to 3.5% at December 31, 2010.

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for 2011 was 3.7%, as compared to 3.2% in 2010.

Producer price inflation (as measured by the change in the producer price index, or “PPI”) for 2011 was 5.2%, as compared to -4.4% for 2010.

The following table sets forth changes in the CPI, the PPI and average 90-day DTF for the periods indicated.

Inflation and Interest Rates

	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-term reference rate (DTF)(2)

2009(3)
January	7.2	6.2	9.7
February	6.5	6.2	9.0
March	6.1	6.8	8.2
April	5.7	6.6	7.1
May	4.8	5.3	6.2
June	3.8	2.7	5.5
July	3.3	1.4	5.2
August	3.1	1.0	5.1
September	3.2	-1.5	4.9
October	2.7	-4.1	4.4
November	2.4	-3.9	4.4
December	2.0	-2.2	4.1

2010
January	2.1	0.5	4.0
February	2.1	-0.4	4.0
March	1.8	-0.2	3.9
April	2.0	0.3	3.9
May	2.1	1.3	3.6
June	2.3	2.1	3.5
July	2.2	1.8	3.5
August	2.3	2.0	3.5
September	2.3	2.3	3.5
October	2.3	2.7	3.5
November	2.6	3.7	3.4
December	3.2	4.4	3.5

2011
January	3.4	4.3	3.5
February	3.2	4.6	3.5
March	3.2	4.9	3.6
April	2.8	4.7	3.7
May	3.0	4.8	3.9
June	3.2	4.7	4.1
July	3.4	4.8	4.2
August	3.3	5.2	4.5
September	3.7	6.6	4.6
October	4.0	7.9	4.7
November	4.0	5.1	5.1
December	3.7	5.2	5.1

n.a.: Not available.

(1)	Percentage change over the previous twelve months at the end of each month indicated.
(2)	Average for each month of the DTF, as calculated by the Financial Superintendency.
(3)	Beginning January 2009, the CPI has been measured using December 2008 as the base figure.

Sources: DANE and Banco de la República.

On November 25, 2011, Banco de la República increased the discount rate by 25 basis points from 4.50% to 4.75%.

Foreign exchange rates and international reserves

Exchange rates. On November 30, 2011, the Representative Market Rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 1,967.18 = U.S. $1.00, as compared to Ps. 1,913.98 = U.S. $1.00 on December 31, 2010. In 2010, the Representative Market Rate reached a high of Ps. 2,044.23 = U.S. $1.00 on January 4, 2010 and a low of Ps. 1,786.20 = U.S. $1.00 on October 8, 2010. For the first eleven months of 2011, the representative market rate reached a high of Ps. 1,972.76 = U.S. $1.00 on October 5, 2011 and a low of Ps. 1,748.41 = U.S. $1.00 on July 15, 2011.

International reserves. At November 30, 2011, net international reserves were U.S. $32.6 billion. Net international reserves increased from U.S. $25.4 billion at December 31, 2009 to U.S. $28.5 billion at December 31, 2010. Between January 2010 and December 2010, Banco de la República intervened in the market through the net purchase of U.S. $3.0 billion to control volatility. During the first nine months of 2011, Banco de la República intervened in the market through the net purchase of U.S. $3.7 billion through direct purchase auctions. On May 30, 2011, Banco de la República decided to extend its program of accumulating international reserves through daily purchases of at least U.S. $20 million until at least September 30, 2011. On September 30, 2011, Banco de la República did not renew the program and instead decided to follow a policy of calling for an auction in the spot market for an amount of U.S. $200 million when the Representative Market Rate deviates 2% or more (up or down) from its 10-day moving average. On October 28, 2011, Banco de la República revised its policy so that it would call an auction in the spot market for an amount of U.S. $200 million when the Representative Market Rate deviates 4% or more (up or down) from its 20-day moving average.

As established by Decree 4712 of 2008 and in accordance with the technical criteria established by Resolution No. 262 of February 11, 2011, which governs the administration of excess liquidity, the General Directorate of Public Credit and National Treasury is allowed to perform, among other measures, derivatives operations that consist of swaps and forwards over foreign exchange. As of December 21, 2011, the General Directorate of Public Credit and National Treasury has no current position in forward contracts.

Public Sector Finance

General

According to preliminary figures, for the year ended December 31, 2011, the Central Government fiscal deficit decreased to 3.2% of GDP, compared to a deficit of 3.8% of GDP in 2010. According to preliminary figures, the non-financial public sector balance in 2011 was a deficit of 2.8% of GDP, compared to a deficit of 3.1% of GDP in 2010.

The principal public sector finance statistics for 2011 and 2012 are as follows:

Principal Public Sector Finance Statistics (% of GDP)

	Budget 2011(1)(2)	Actual 2011(1)(2)	Budget 2012(3)
Non-financial Public Sector Balance	(3.5)%	(2.8)%	(1.8)%
Central Government	(4.0)	(3.2)	(3.0)
Other Public Sector Entities	0.5	0.4	1.1
Central Bank Balance	0.0	0.0	(0.1)
FOGAFIN Balance	0.1	0.0	0.1
Financial Sector Restructuring Costs	0.0	0.0	0.0
Consolidated Public Sector Balance	(3.4)	(2.9)	(1.8)

Totals may differ due to rounding.

(1)	Preliminary figures.
(2)	Figures revised in connection with the release of the revision of the Medium Term Fiscal Plan 2011 in June 2011. The Medium Term Fiscal Plan is a document submitted to Congress every year in accordance with Law 819 of 2003 and sets out the Government’s targets for the public sector balances, among others.
(3)	Projected figures.

The following table shows the principal budget assumptions for 2012 revised as of November 25, 2011:

Principal 2012 Budget Assumptions(1)

	2012 Budget Assumptions
Gross Domestic Product
Nominal GDP (in billions of pesos)	Ps.	640,663

Real GDP Growth		4.0%
Inflation
Domestic Inflation (producer price index)(2)		3.0%
Domestic Inflation (consumer price index)(2)		3.0%
External Inflation(3)		2.5%
Real Devaluation (average)		1.9%
Interest Rates
Prime (United States)		2.6%
LIBOR (six month)		0.5%
Export Prices(3)
Coffee (ex-dock) ($/lb.)		2.50
Oil ($/barrel) (Cusiana)		82.06
Coal ($/ton)		94.33
Ferronickel ($/lb.)		2.74

(1)	Figures calculated by CONFIS as of November 2011.
(2)	End of period. Calculated using the projected change in the consumer price index and producer price index for 2012.
(3)	“External Inflation” means the weighted average inflation for Colombia’s major trading partners.

The figures set forth above represent Colombia’s forecast with respect to the Colombian economy during 2012. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

Public Sector Debt

Colombia’s ratio of total net non-financial public sector debt to GDP decreased from 36.0% in 2006, to 32.4% in 2007 and to 31.7% in 2008, but increased to 34.5% in 2009 and 35.2% in 2010. As of June 30, 2011, the ratio of total net non-financial public sector debt to GDP had decreased to 33.0%.

Public sector internal debt

As of November 30, 2011, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 152.7 trillion, compared to Ps. 139.6 trillion at December 31, 2010. The following table shows the direct internal funded debt of the Central Government at November 30, 2011 by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt

	At November 30, 2011 (in millions of pesos)
Treasury Bonds	Ps.	137,993,477
Pension Bonds		9,381,869
Titulos de Reduccion de Deuda (TRD)		3,326,508
Peace Bonds		47,381
Constant Value Bonds		1,711,234
Others(1)		228,204
Security Bonds		1,838

Total	Ps.	152,690,511

Total may differ due to rounding.

(1)	Includes other assumed debt.

Source: Deputy Directorate of Risk—Ministry of Finance and Public Credit.

Total direct internal floating debt (i.e., short-term debt with an original maturity of one year or less) of the Central Government was Ps. 6.1 trillion (U.S. $3.1 billion) at November 30, 2011.

Public sector external debt

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor.

Public Sector External Funded Debt by Type(1)

	At December 31, 2010		At October 31, 2011
	(in millions of U.S. dollars)

Central Government	U.S.$	30,987	U.S. $	32,620
Public Entities(2)
Guaranteed		1,897		1,897
Non-Guaranteed		5,369		5,436

Total External Funded Debt	U.S. $	38,253	U.S. $	39,953

1.	Provisional, subject to revision. Includes debt with an original maturity of more than one year and excludes debt with resident financial institutions. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2010 and October 31, 2011, respectively.
2.	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities. Banco de Colombia is not included because it was privatized in 1994.

Source: Debt Database—Ministry of Finance and Public Credit.

Public Sector External Funded Debt by Creditor(1)

	At December 31, 2010		At October 31, 2011
	(in millions of U.S. dollars)

Multilaterals	U.S.$	15,518	U.S.$	15,468
IADB		6,492		6,468
World Bank		7,556		7,488
Others		1,470		1,512
Commercial Banks		824		843
Export Credit Institutions		114		106
Bonds		20,108		21,661
Foreign Governments		1,673		1,862
Suppliers		16		13

Total	U.S.$	38,253	U.S.$	39,953

Total may differ due to rounding.

(1)	Provisional, subject to revision. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2010 and October 31, 2011, respectively. Excludes debt with resident financial institutions.

Source: Debt Registry Office-Ministry of Finance.

At August 31, 2011, floating (i.e., short-term debt with an original maturity of one year or less) public sector external debt totaled U.S. $886 million.

On July 12, 2011, Colombia issued U.S. $2,000,000,000 aggregate principal amount of its 4.375% Global Bonds due 2021.

On January 10, 2012, Colombia signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, U.S. $1,500,000,000 aggregate principal amount of its 6.125% Global Bonds due 2041. The settlement for the offering is expected to occur on January 27, 2012.